SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: November 2003

CALL-NET ENTERPRISES INC.
(Name of registrant)

2235 Sheppard Avenue East
Suite 1800
North York, Ontario
Canada M2J 5G1
(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CALL-NET ENTERPRISES INC.

Date: November 12, 2003	By:	/s/ George Malysheff

Name: George Malysheff Title: Senior Vice President, Chief Legal Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated August 7, 2003 — IntelliRisk Selects Sprint to Connect Customer Care Centers in U.S. and Canada

99.2	Press Release dated August 19, 2003 — Call-Net Announces $37,500,000 Class B Non-Voting Share Issuance

99.3	Press Release dated August 30, 2003 — Sprint Canada and Compas Release First-Ever TeleEtiquette Survey of Canadian phone habits

99.4	Press Release dated September 9, 2003 — Call-Net Enterprises Inc. Completes $37.5 Million Offering of Class B Non-Voting Shares

99.5	Press Release dated September 10, 2003 — Sprint Canada moves to Market with Unique Home Phone and Wireless Service Bundle for Residential Consumers

99.6	Press Release dated September 24, 2003 — Sprint Canada’s Youth Tent Offers Tweens Fun Activities and Readings

99.7	Press Release dated September 24, 2003 — Sprint Canada First to Market with IP Enabled Solutions

99.8	Press Release dated September 30, 2003 — Call-Net — Underwriters Exercise Option to Purchase Additional Class B Non-Voting Shares

99.9	Press Release dated October 2, 2003 — Call-Net Completes $5.625 Million Offering of Class B Non-Voting Shares Pursuant To Over-Allotment Option

99.10	Press Release dated October 7, 2003 — Call-Net Enterprises Inc. to release Q3 Financial and Operating Results — October 30, 2003

99.11	Press Release dated October 23, 2003 — Sprint Canada encouraged by CRTC actions as reflected in today’s announcement to curtail unfair competitive practices of the former monopoly telephone companies

99.12	Press Release dated October 30, 2003 — Call-Net Reports Third Quarter 2003 Results

99.13	Call-Net’s Financial statements and interim management discussion and analysis for the three months ending September 30, 2003